[ELRON GRAPHIC]



                                 -Press Release-

         ELRON ANNOUNCES THAT NETVISION HAS COMPLETED ITS INITIAL PUBLIC
                    OFFERING ON THE TEL AVIV STOCK EXCHANGE

Tel Aviv, May 19, 2005 - Elron Electronic Industries Ltd. (NASDAQ and TASE:ELRN), announced today that further to its announcement on May 15, 2005, NetVision Ltd. ("NetVision"), an Elron group company, earlier today completed an initial public offering on the Tel Aviv Stock Exchange in Israel for the sale of shares and convertible securities in consideration for aggregate net proceeds of approximately NIS135 million (approximately $31.0 million). In addition, future proceeds from the exercise of options sold in the offering may amount to up to approximately NIS28.8 million (approximately $6.6 million).

As a result of the offering, Elron's holding in NetVision has been decreased from 45.7% to approximately 39% (27.4% on a fully diluted basis taking into account the convertible securities) resulting in an estimated gain for Elron, in the second quarter of 2005, of approximately $3 million.

Doron Birger, Elron's President & CEO said: "We are very proud of NetVision's successful initial public offering and believe that it will enable NetVision to continue to build value for its shareholders".

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)